Exhibit (e)(17)

Excerpts from the Avanir Pharmaceuticals, Inc. Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 10, 2014.

Item 10.	Directors, Executive Officers and Corporate Governance

Board of Directors

The names of our directors, their ages and their positions with the Company as of December 1, 2014 are set forth below.

Nominee / Director Name and Year First Became a Director	Age	Position(s) with the Company
Keith A. Katkin (2007)	43	President, Chief Executive Officer, Director
Craig A. Wheeler (2005)	54	Chairman of the Board of Directors
Hans E. Bishop (2012)	50	Director
Mark H. Corrigan, M.D. (2014)	57	Director
David J. Mazzo, Ph.D. (2005)	57	Director
Corinne H. Nevinny (2013)	54	Director
Dennis G. Podlesak (2005)	56	Director

Keith Katkin. Mr. Katkin was appointed President and Chief Executive Officer of Avanir and was elected as a member of the Board of Directors in March of 2007. From July 2005 until March 2007, Mr. Katkin served as Senior Vice President of Sales and Marketing. Prior to joining Avanir, Mr. Katkin previously served as Vice President, Commercial Development for Peninsula Pharmaceuticals, playing a key role in the management and ultimate sale of the company to Johnson & Johnson in 2005. Additionally, Mr. Katkin’s employment experience includes leadership roles at InterMune, Amgen and Abbott Laboratories. Mr. Katkin also served as strategic advisor to Cerexa, a pharmaceutical company that was sold to Forest Laboratories in 2007. Mr. Katkin currently serves on the board of directors of Brain Injury Associates of America, a non-profit organization dedicated to people with brain injury and their families and Carbylan Therapeutics a private company focused on the development and marketing of device/drug combination products based on novel, chemically engineered polymer systems incorporating hyaluronic acid. Mr. Katkin received a B.S. degree in Business and Accounting from Indiana University and an M.B.A. degree in Finance from the Anderson School of Management at UCLA, graduating with honors. Mr. Katkin became a licensed Certified Public Accountant in 1995.

Craig A. Wheeler has served as our Chairman of the Board since May 2007 and currently serves as a member of our Audit Committee and Chairperson of each of our Corporate Governance Committee and Executive Committee. Mr. Wheeler serves as a director and as Chief Executive Officer of Momenta Pharmaceuticals, Inc. Prior to joining Momenta in August 2006, Mr. Wheeler was President of Chiron BioPharmaceuticals for five years, a division of Chiron Corporation, until it was acquired by Novartis AG in 2006. In this position he was responsible for all aspects of the division including commercial, research, development and manufacturing. Mr. Wheeler serves on the board of directors for the Generic Pharmaceutical Associates (GPHA) and is a member of their executive committee. He currently serves on the Cornell Biomedical Engineering Advisory Board, and serves on the Gene Partnership Advisory Board for the Children’s Hospital of Boston. Mr. Wheeler holds B.S. and M.S. degrees in chemical engineering from Cornell University and an M.B.A. degree from the Wharton School of the University of Pennsylvania, where he majored in marketing and finance. Mr. Wheeler’s experience within the pharmaceutical industry and his management experience at other companies in the biotechnology industry make him a valuable member of our Board.

Hans E. Bishop has served on the Board of Directors since May 2012. Mr. Bishop is the chief executive officer of Juno Therapeutics, an oncology company, and also currently serves as an Executive in Residence with Warburg Pincus, a private equity investment firm. Prior to joining Juno Therapuetics, Mr. Bishop was the chief operating officer of Photothera Inc., a late-stage medical device company, from February 2012 until October 2013. Prior to joining Photothera Inc., Mr. Bishop served as Executive Vice President and Chief Operating Officer at Dendreon Corporation from January 2010 to September 2011. His previous roles have included

President of the specialty medicine business at Bayer Healthcare Pharmaceuticals Inc. from December 2006 to January 2010, where he was responsible for a diverse portfolio of neurology, oncology and hematology products, growing the division into a €3 billion global franchise. Mr. Bishop also held various positions at Chiron Corporation, Glaxo Wellcome, and SmithKline Beecham. In addition, he served as Executive Vice President of operations with a global telecom service company. Mr. Bishop served as chairman of the board of Genesis Biopharma, Inc., a biotechnology company, from January 2012 until November 2012. Mr. Bishop received a B.S. degree in chemistry from Brunel University in London. Based on Mr. Bishop’s experience within the pharmaceutical industry and his executive experience at other companies in the biotechnology industry, the Board believes Mr. Bishop has the appropriate set of skills to serve as a member of our Board.

Mark H. Corrigan, M.D. has served as a member of the Board since March 2014 and currently serves as Chairperson of our Science Committee and as a member of our Corporate Governance Committee. Dr. Corrigan is Chairman of the Board of Epirus Biopharmaceuticals, Inc. a public biopharmaceutical company, and from 2010 to 2014, he previously served as a Director, President and Chief Executive Officer of Zalicus Inc. prior to their merger with Epirus Biopharmaceuticals in July 2014. He also served as a Director of Zalicus and its progenitor companies since December 2006. Prior to Zalicus, Dr. Corrigan joined the specialty pharmaceutical company Sepracor Inc. in 2003 (now known as Sunovion Pharmaceuticals, Inc.) and served as their Executive Vice President of Research and Development until December 2009. Prior to joining Sepracor, Dr. Corrigan spent 10 years with Pharmacia & Upjohn, a pharmaceutical company acquired by Pfizer, Inc. where he served most recently as group vice president of Global Clinical Research and Experimental Medicine. Before Dr. Corrigan entered the pharmaceutical industry, he spent five years in academic research at the University of North Carolina, School of Medicine, focusing on psychoneuroendocrinology. Dr. Corrigan also serves on the board of directors of Cubist Pharmaceuticals, Inc. Dr. Corrigan holds a B.A. and an M.D. from the University of Virginia and received specialty training in psychiatry at Maine Medical Center and Cornell University.

David J. Mazzo, Ph.D. has served as a member of the Board since July 2005 and he currently serves as Chairperson of our Compensation Committee and as a member of our Science Committee. From August 2008 through October 2014, he served as President, Chief Executive Officer and member of the board of Regado Biosciences, Inc., a publicly traded, U.S.-based biopharmaceutical company developing novel aptamer-reversal agent pairs initially in the area of injectable antithrombotics. From April 2007 through March 2008, Dr. Mazzo served as President and Chief Executive Officer and member of the board of Æterna Zentaris, Inc., a global biopharmaceutical company with products and a therapeutic focus in the areas of oncology and endocrinology. From April 2003 through March 2007, Dr. Mazzo served as President and Chief Executive Officer and member of the board of Chugai Pharma USA, a pharmaceutical company. Dr. Mazzo has spent more than 28 years in the pharmaceutical industry and has held positions of increasing responsibility with Merck, Baxter, Rhône-Poulenc Rorer, Hoechst Marion Roussel and Schering-Plough. Dr. Mazzo holds a B.A. degree in Honors (Interdisciplinary Humanities) and a B.S. degree in Chemistry from Villanova University, as well as an M.S. degree in Chemistry and a Ph.D. degree in Analytical Chemistry from the University of Massachusetts (Amherst). He further complemented his American education as a Research Fellow at the Ecole Polytechnique Fédérale de Lausanne, Switzerland. Dr. Mazzo serves as non-executive Chairman of the board of directors of pSivida, Inc., a global public biopharmaceutical company. Based on Dr. Mazzo’s experience within the pharmaceutical industry and his executive experience, specifically his experience as Chief Executive Officer at other companies in the biotechnology industry, as well as his service on other boards of directors in the biotechnology industries, the Board believes Dr. Mazzo has the appropriate set of skills to serve as a member of our Board.

Corinne H. Nevinny joined the Board in March 2013 and currently serves as Chairperson of our Audit Committee and as a member of our Compensation Committee. Ms. Nevinny is currently General Partner of LMNVC LLC, a privately held venture firm, a position she has held since October 2010. From September 2009 to August 2010, Ms. Nevinny served as General Manager, Cardiac Surgery and Vascular, at Edwards Lifesciences Corporation, a leading cardiovascular technology company. Prior to assuming that position, she was President of Global Operations from December 2005 until September 2009. Ms. Nevinny served as Corporate Vice President, Chief Financial Officer and Treasurer of Edwards Lifesciences Corporation from March 2003 until December 2005. From 1998 until 2003, Ms. Nevinny was Vice President and Chief Financial Officer of Tularik, Inc., a biotechnology company. From 1996 until 1998, Ms. Nevinny was Executive Director for the health care group at Warburg Dillon Read LLC, an investment bank. Ms. Nevinny also serves on the board of directors of Neurocrine Biosciences, Inc. and previously served on the board of directors of Onyx Pharmaceuticals, Inc. from October 2005 until October 2013, both of which are biopharmaceutical companies, as well as three private companies. Ms. Nevinny received a B.S. degree in industrial engineering from Stanford University and her M.B.A. from Harvard Business School. Based on Ms. Nevinny’s experience within the pharmaceutical industry and her executive experience at other companies in the biotechnology industry, the Board believes Ms. Nevinny has the appropriate set of skills to serve as a member of our Board.

Dennis G. Podlesak joined the Board in March 2005 and currently serves on our Compensation Committee and our Science Committee. Since November 2007, Mr. Podlesak has been a Partner with Domain Associates LLC, a life science focused venture capital firm, and has over 20 years of experience within the pharmaceutical industry. While at Domain, Mr. Podlesak was a Founder and the Chief Executive Officer of Calixa Therapeutics, Inc., a biopharmaceutical company that was acquired by Cubist Pharmaceuticals, Inc. in December 2009. Mr. Podlesak was also the Executive Chairman of Corthera, Inc., a biopharmaceutical company, which was acquired by Novartis AG in January 2010. Prior to Domain, from June 2005 to November 2007, Mr. Podlesak served as the Chief Executive Officer and a member of the board of directors of Cerexa, Inc., a biotechnology company. Cerexa, Inc. became a wholly owned subsidiary of Forest Laboratories after being acquired by Forest in January 2007. Prior to Cerexa, from 2004 to 2005, Mr. Podlesak served as the Chief Executive Officer and as a member of the board of directors of Peninsula Pharmaceuticals and, in June 2005, Mr. Podlesak led the sale of Peninsula to Johnson & Johnson. Prior to joining Peninsula, Mr. Podlesak served with Novartis AG, a healthcare company, as a Senior Vice President and Head of a North American Business Unit, and as a member of the Pharmaceutical Executive Committee and Global Leadership Team. Earlier in his career, Mr. Podlesak served as Vice President and Head of the CEC division of Allergan, Inc., a healthcare company, and was a member of Allergan’s North American and Global Management Team. Mr. Podlesak spent the first ten years of his career with SmithKline Beecham, a healthcare company (now GlaxoSmithKline plc). Mr. Podlesak has served on a number of public company and private boards, and is currently a member of the board of directors of Adynxx, Inc., a privately held pharmaceutical company, Regado Biosciences, Inc., a publicly traded biotechnology company, RightCare Solutions, Inc., a privately held healthcare technology company, Syndax Pharmaceuticals, Inc., a privately held pharmaceutical company, and Domain Russia Investments Ltd., a private venture capital firm. Mr. Podlesak received a B.A. and an M.B.A. degree from Pepperdine University and has completed postgraduate studies at the Wharton School, University of Pennsylvania. Based on Mr. Podlesak’s experience within the pharmaceutical industry and his executive experience, specifically his experience as Chief Executive Officer at other successful companies in the biotechnology industry, as well as his service on other boards of directors in the biotechnology industry, the Board believes Mr. Podlesak has the appropriate set of skills to serve as a member of our Board.

Executive Officers and Key Employees

The names of our executive officers and other key employees, their ages and positions within the Company as of December 1, 2014 are set forth below. Officers are elected annually by the Board of Directors and hold office until their respective successors are qualified and appointed or until their resignation, removal or disqualification.

Name	Age	Position
Keith A. Katkin	43	President and Chief Executive Officer
Gregory J. Flesher	44	Senior Vice President, Corporate Development and Chief Business Officer
Rohan Palekar	49	Senior Vice President and Chief Commercial Officer
Joao Siffert, M.D.	50	Senior Vice President, Research and Development, Chief Scientific Officer
Christine G. Ocampo, CPA	42	Vice President, Finance, Chief Accounting Officer and Secretary

Keith Katkin. Mr. Katkin’s biography is set forth under the heading “Board of Directors.”

Gregory J. Flesher. Mr. Flesher was appointed Senior Vice President, Corporate Development and Chief Business Officer in February 2011. From August 2007 to February 2011, he served as Vice President of Business Development. From June 2006 to August 2007, he served as Senior Director of Commercial Strategy and, in November 2006, assumed the additional responsibility for Business Development and Portfolio Planning. Prior to joining Avanir, Mr. Flesher held positions as Director of Sales—Hepatology (from 2004 to 2006) and Director of Marketing—Pulmonary (from 2002 to 2004) at InterMune, Inc. Prior to his tenure at InterMune, Mr. Flesher held both oncology and nephrology marketing positions with Amgen Inc., a global biotechnology company, from 1999 to 2002. Mr. Flesher also has global marketing and clinical development experience from Eli Lilly and Company, where he worked from 1995 to 1998. Mr. Flesher graduated from Purdue University with a Bachelor of Science in Biology.

Rohan Palekar. Mr. Palekar joined Avanir in March 2012 as Senior Vice President and Chief Commercial Officer. Mr. Palekar has over 20 years of experience in the biopharmaceutical industry and has worked on significant brands including Remicade® and Stelara® as well as the investigational therapy MDV3100. Mr. Palekar’s most recent commercial leadership role was as Chief Commercial Officer for Medivation, Inc., a biopharmaceutical company, from January 2008 to September 2011, where he was responsible for all commercial activities, chemistry, manufacturing and controls, medical affairs and public relations functions. Prior to Medivation, Mr. Palekar spent over 16 years at Johnson & Johnson, a diversified healthcare company, from July 1991 to January 2008, in various senior commercial and strategic management roles, most recently as Vice President of Sales & Marketing at Centocor, a subsidiary of Johnson & Johnson, where he successfully launched two new indications for Remicade. Prior to that, Mr. Palekar was the worldwide Vice President of Immunology and held marketing leadership roles at McNeil Consumer and Specialty Pharmaceuticals. Mr. Palekar earned his M.B.A. degree from the Amos Tuck School of Business Administration Dartmouth College, his B.Com. in Accounting from the University of Bombay and his L.L.B. in Law from the University of Bombay.

Joao Siffert, M.D. Dr. Siffert joined Avanir in August 2011 as Senior Vice President, Research and Development and also became Chief Scientific Officer in December 2012. Dr. Siffert previously served as Vice President and Chief Medical Officer at Ceregene, Inc., a biotechnology company focused on the development of neurotrophic gene therapies for Alzheimer’s and Parkinson’s diseases, from September 2007 to August 2011. Prior to his work at Ceregene, Dr. Siffert served as the Chief Medical Officer at Avera Pharmaceuticals, a CNS specialty pharmaceutical company, from May 2005 to September 2007. Prior to joining Avera, Dr. Siffert held positions with Pfizer (from February 2002 to May 2005) first as a medical director for Relpax and subsequently as the worldwide medical team leader of Lyrica and Neurontin focusing in areas of pain and epilepsy. Prior to Pfizer, Dr. Siffert held academic positions at Beth Israel Medical Center, where he served as director of the Adult Neuro-Oncology program, and Albert Einstein College of Medicine, where he was assistant professor of neurology. Dr. Siffert completed residencies in pediatrics at New York University School of Medicine and in neurology at Harvard Medical School. Dr. Siffert was certified by the American Board of Neurology and Psychiatry in 1996. He holds an M.D. degree from the University of Sao Paulo School of Medicine as well as an M.B.A. degree from Columbia University Business School.

Christine G. Ocampo, CPA. Ms. Ocampo joined Avanir in March 2007 and currently serves as Vice President, Finance, Chief Accounting Officer and Secretary. Ms. Ocampo has over 20 years of accounting and finance experience, including over 11 years as the head of Finance for publicly-traded companies in the healthcare industry. Prior to her current role, Ms. Ocampo previously served as Avanir’s Vice President, Finance, Chief Compliance Officer and Secretary beginning in February 2008. Prior to Avanir, Ms. Ocampo served as Senior Vice President, Chief Financial Officer, Chief Accounting Officer, Treasurer and Secretary of Cardiogenesis Corporation (now known as CryoLife, Inc.), a publicly-traded medical device company, from November 2003 to April 2006, and as Cardiogenesis’ Vice President, Corporate Controller from May 2001 to November 2003. Prior to Cardiogenesis, Ms. Ocampo held a management role in Finance at Mills-Peninsula

Health Systems in Burlingame, California, and served as an auditor for Ernst & Young LLP. Ms. Ocampo graduated with a Bachelor of Science in Accounting from Seattle University in 1994 and became a licensed Certified Public Accountant in 1996.

Corporate Governance

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors and incorporates guidelines designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. In addition, the Code of Business Conduct and Ethics incorporates our guidelines pertaining to topics such as conflicts of interest and workplace behavior. The Code of Business Conduct and Ethics is available on our website at www.avanir.com. Any waivers from or amendments to the Code of Business Conduct and Ethics will be posted to our website. You may also request a printed copy of our Code of Business Conduct and Ethics, without charge, by writing to us at 30 Enterprise, Suite 400, Aliso Viejo, California 92656, Attn: Investor Relations.

Board of Directors and Committees

Board and Committee Meetings

During fiscal 2014, our Board met 7 times. Each director attended at least 97% of the aggregate of the meetings of the Board and meetings of the committees of which he or she was a member in our last fiscal year. During fiscal 2014, our Board had an Audit Committee, a Compensation Committee, a Corporate Governance Committee, a Science Committee and a Pricing Committee. All members of the Audit, Compensation, Corporate Governance and Science Committees are non-employee directors who are deemed independent.

All members of our Board attended the 2014 Annual Meeting of Stockholders. Although the Company has no formal policies regarding director attendance at annual meetings, all members of the Board are expected to attend the 2015 Annual Meeting.

Board Leadership Structure and Risk Oversight

The positions of Chairman of the Board and Chief Executive Officer are separated, which allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. Our Board recognizes the time, effort, and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman. Our Board also believes that this structure ensures a greater role for the independent directors in the oversight of our Company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our Board. Our Board believes its administration of its risk oversight function has not affected its leadership structure.

While our Bylaws do not require that our Chairman and Chief Executive Officer positions be separate, our Corporate Governance Guidelines do require that the positions be separate because our Board believes that having separate positions and having an independent outside director serve as Chairman is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance. Our separated Chairman and Chief Executive Officer positions are augmented by the independence of six of our seven directors, and our independent Board committees that provide appropriate oversight in the areas described below. At executive sessions of independent directors, these directors speak candidly on any matter of interest, which may be with or without the Chief Executive Officer present. The Board met in executive session 4 times in 2014. We believe this structure provides consistent and effective oversight of our management and the Company.

The Board has overall responsibility for the oversight of the Company’s risk management process, which is designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. Risk management includes not only understanding company-specific risks and the steps management implements to manage those risks, but also what level of risk is acceptable and appropriate for the Company. Management is responsible for establishing our business strategy, identifying and assessing the related risks and implementing appropriate risk management practices. The Board periodically reviews our business strategy and management’s assessment of the related risk, and discusses with management the appropriate level of risk for the Company, especially in light of the fact that the Company has a marketed product, as well as a product that the Company is currently co-promoting, and may face additional risk management concerns that it did not face while developing product candidates, such as risk of off-label promotion and other risks associated with marketed products. The Board also delegates oversight to Board committees to oversee selected elements of risk as set forth below.

Board Committees

Audit Committee. As of December 1, 2014, the Audit Committee was comprised of Ms. Nevinny (Chairperson) and Messrs. Bishop and Wheeler. The Audit Committee selects the Company’s independent registered public accounting firm, approves its compensation, oversees and evaluates the performance of the independent registered public accounting firm, oversees the accounting and financial reporting policies and internal control systems of the Company, reviews the Company’s interim and annual financial statements, independent registered public accounting firm reports and management letters, and performs other duties, as specified in the Audit Committee Charter, a copy of which is available on the Company’s website at www.avanir.com. Additionally, the Audit Committee is involved in the oversight of the Company’s risk management through its practice of having a head of the Company’s different business functions report on risk management issues within his or her respective business division at each quarterly meeting of the Audit Committee. The Audit Committee met 8 times in fiscal 2014. All members of the Audit Committee satisfy the current independence standards promulgated by NASDAQ and the SEC and the Board has determined that Ms. Nevinny qualifies as an “audit committee financial expert,” as the SEC has defined that term in Item 407 of Regulation S-K.

Compensation Committee. As of December 1, 2014, the Compensation Committee was comprised of Dr. Mazzo (Chairperson), Ms. Nevinny and Mr. Podlesak. The Compensation Committee determines compensation levels for the Company’s executive officers and directors, oversees administration of the Company’s equity compensation plans, and performs other duties regarding compensation for employees and consultants as the Board may delegate from time to time. Our Chief Executive Officer makes recommendations to the Compensation Committee regarding the corporate and individual performance goals and objectives relevant to executive compensation and executives’ performance in light of such goals and objectives, and recommends other executives’ compensation levels to the Compensation Committee based on such evaluations. The Compensation Committee considers these recommendations and then makes an independent decision regarding officer compensation levels and awards. The Compensation Committee met 4 times in fiscal 2014. A copy of the Compensation Committee charter is available on the Company’s website at www.avanir.com. All members of the Compensation Committee satisfy the current NASDAQ independence standards.

Corporate Governance Committee. As of December 1, 2014, the Corporate Governance Committee was comprised of Messrs. Wheeler (Chairperson) and Bishop and Dr. Corrigan. The Corporate Governance Committee oversees the Company’s Code of Conduct, develops and implements policies and processes regarding corporate governance matters, assesses Board membership needs and acts as the Company’s nominating committee by reviewing potential director nominees and recommending nominees to the Board. The Corporate Governance Committee met 4 times in fiscal 2014. A copy of the Corporate Governance Committee charter is available on our website at www.avanir.com. All members of the Corporate Governance Committee satisfy the current NASDAQ independence standards.

Science Committee. As of December 1, 2014, the Science Committee was comprised of Drs. Corrigan (Chairperson) and Mazzo and Mr. Podlesak. The Science Committee advises management and the Board on scientific and regulatory matters relating to the Company’s drugs and drug candidates, including reviewing medical affairs policies and practices of the Company and reviewing key scientific, clinical and medical aspects of significant proposed business development activities. The Science Committee reviews both pre-clinical studies and clinical trials of Avanir’s research programs, and provides advice on the design, conduct and analyses of these data. The Science Committee is also responsible for reviewing and providing advice on scientific issues relating to drug manufacturing and intellectual property related to Avanir’s scientific research. The Science Committee met 5 times in fiscal 2014.

Pricing Committee. As of December 1, 2014, the Pricing Committee was comprised of Messrs. Wheeler (Chairperson) and Katkin and Ms. Nevinny. The Pricing Committee held one meeting in fiscal 2014.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Executive officers, directors and greater-than-10% stockholders are required by SEC regulations to furnish us with copies of all reports filed under Section 16(a). To the Company’s knowledge, based solely on the review of copies of the reports filed with the SEC, all reports required to be filed by our executive officers, directors and greater-than-10% stockholders were timely filed in fiscal 2014.

Item 11.	Executive Compensation

Compensation Discussion and Analysis

The following compensation discussion and analysis describes the material elements of compensation earned in fiscal 2014 by each of the executive officers identified below in the Summary Compensation Table, who are referred to collectively as our “named executive officers.” Our named executive officers with respect to the fiscal year that ended on September 30, 2014 were Keith A. Katkin, President and Chief Executive Officer; Rohan Palekar, Senior Vice President and Chief Commercial Officer; Joao Siffert, M.D., Senior Vice President, Research and Development, Chief Medical Officer; and Christine G. Ocampo, Vice President, Finance, Chief Accounting Officer. These persons constitute our principal executive officer, principal financial officer and two other executive officers serving during fiscal 2014. The 2014 compensation set forth below includes payments that were made, and compensation-related actions that were taken, in the first quarter of fiscal 2015 where these payments and decisions related to performance in fiscal 2014.

Compensation Philosophy and Objectives

Our philosophy in setting compensation policies for executive officers has two fundamental objectives: (1) to attract, motivate and retain a highly skilled team of executives and (2) to align our executives’ interests with those of our stockholders by rewarding short-term and long-term performance and tying compensation to increases in stockholder value. The Compensation Committee believes that executive compensation should be directly linked both to continuous improvements in corporate performance (“pay for performance”) and the achievement of objectives that are expected to increase stockholder value. In furtherance of this goal, the Compensation Committee has established the following guidelines as a foundation for compensation decisions:

•	provide a competitive total compensation package that enables the Company to attract and retain highly qualified executives with the skills and experience required for the achievement of business goals;

•	align compensation elements with the Company’s annual goals and long-term business strategies and objectives;

•	promote the achievement of key strategic and financial performance measures by linking short-term and long-term cash and equity incentives to the achievement of measurable corporate and individual performance goals; and

•	align executives’ incentives with the creation of stockholder value.

The Compensation Committee has historically compensated executive officers with three compensation components: base salary, annual incentive bonus and equity-based compensation. The Compensation Committee believes that cash compensation in the form of base salary and an annual incentive bonus provides our executives with short-term rewards for success in operations, and that long-term compensation through the award of stock options, restricted stock and other equity awards aligns the objectives of management with those of our stockholders with respect to long-term performance and success.

Risk Management and Mitigation

In reviewing the compensation structure in fiscal 2014, the Compensation Committee also considered how the Company’s compensation policies may affect the Company’s risk profile and whether compensation policies and practices may encourage risk-taking by employees. More specifically, the Compensation Committee considered the general design philosophy of the Company’s policies for employees whose conduct would be most affected by incentives established by compensation policies. In considering these issues, the Compensation Committee concluded that the use of performance-based bonuses and long-term equity awards did not appear to create undue risks for the Company or encourage excessive risk-taking behavior on the part of named executive officers.

With respect to bonus awards for our executive officers, the amount of an individual’s award depends principally (exclusively, in the case of our Chief Executive Officer) on overall Company performance, which reduces the ability and incentive for an individual to take undue risks in an effort to increase the amount of his or her bonus award for a particular year. The Company’s performance goals are reviewed annually by the Compensation Committee at the beginning of each fiscal year and are considered to be generally of the nature that would not encourage or reward excessive risk taking; these goals are then presented to the full Board for review and approval. Additionally, the Compensation Committee monitors Company performance throughout the year and has the ability to intervene in instances where actions by the Company vis-à-vis Company performance goal attainment would be considered unduly risky to prevent or penalize such actions.

Similarly, the Board reviews and approves annual revenue targets that are believed to be attainable with reasonable effort, which targets then are used to set individual sales goals for our commercial sales force. By providing reasonable but moderately challenging sales targets, while reinforcing our culture of compliance as it relates to legal and acceptable sales practices, the Company believes that individual sales targets for our commercial sales force do not encourage risk-taking by employees, while at the same time tying compensation to performance.

With respect to equity awards, these awards typically vest and become exercisable over a period of four years, meaning that long-term value creation, contrasted with short-term gain, presents the best opportunity for employees to profit from these awards. To the extent that performance-based equity awards are used, the performance achievement(s) that cause subsequent time-based vesting are estimated to be achieved one year from the grant date resulting in the vesting of such awards over a four year period from the grant date. The Company has also adopted certain policies consistent with good corporate governance including stock ownership guidelines to promote executive stock ownership and prohibiting certain trading practices in our stock, including hedging stock ownership, pledging shares of our stock as collateral for loans, and speculative and short-term trading each more fully described below. The Company has not historically used claw-back provisions, although the Compensation Committee will consider whether such a policy might be appropriate in the future to mitigate risk as a fully integrated specialty pharmaceutical company with commercial operations. Additionally, the use of financial-based performance metrics to determine employee compensation may subject those payouts to claw-back penalties under the Dodd-Frank Act, to the extent that there is a subsequent restatement of the financial measure that was used to determine a payout.

Roles in Determining Compensation

Compensation Committee

The Board has delegated to the Compensation Committee the responsibility to ensure that total compensation paid to our executive officers, including named executive officers, is consistent with our compensation policy and objectives. The Compensation Committee oversees and approves all compensation arrangements and actions for our executive officers and other key employees, including the named executive officers. While the Compensation Committee draws on a number of resources, including input from the Chief Executive Officer and independent compensation consultants, to make decisions regarding the Company’s executive compensation program, ultimate decision-making authority rests with the Compensation Committee. The Compensation Committee retains discretion over base salary, annual incentive bonus, equity compensation and other compensation considerations. The Compensation Committee relies upon the judgment of its members in making compensation decisions, after reviewing the performance of the Company and carefully evaluating an executive’s performance during the year against established goals, operational performance and business responsibilities. In addition, the Compensation Committee incorporates its independent judgment in the assessment process to respond to and adjust for the evolving business environment. Corporate goals are reviewed annually by the Compensation Committee and then presented to the full Board for review and approval.

Compensation Consultant

The Compensation Committee has retained the services of an external compensation consultant, Radford, an AonHewitt Company (“Radford”). The mandate of the consultant is to assist the Compensation Committee in its review of executive and director compensation practices, including the competitiveness of pay levels, executive compensation design, benchmarking with the Company’s peers in the industry and other technical considerations including tax-and accounting-related matters. The Compensation Committee regularly evaluates Radford’s independence, as well as its performance, considers alternative compensation consultants and has the final authority to engage and terminate Radford’s services. The decision to engage Radford was not made or recommended by the Company’s management. The Compensation Committee, after a review of the factors set forth in Section 10C-1of the Securities Exchange Act of 1934, has determined that the work performed by Radford in fiscal 2014 and continuing to be performed in 2015 does not present any conflicts of interest.

Chief Executive Officer

The Chief Executive Officer attends Compensation Committee meetings and works with the Compensation Committee Chairman and Radford to develop compensation recommendations for the executive officers (excluding the Chief Executive Officer), based upon individual experience and breadth of knowledge, internal considerations, individual performance during the fiscal year and other factors deemed relevant by the Compensation Committee. The recommendations are then submitted to the Compensation Committee for review and consideration. The Compensation Committee works directly with Radford and the Chairman of the Board to determine compensation actions for the Chief Executive Officer; the Chief Executive Officer does not participate in Compensation Committee discussions relating to his compensation.

Competitive Market Benchmarking

The Compensation Committee draws on a number of resources to assist in the evaluation of the various components of the Company’s executive compensation program including, but not limited to, industry data compiled yearly by Radford in its Global Life Sciences Survey, which represents a nationally-based assessment of executive compensation widely used within the pharmaceutical and biotechnology industry sectors. While we do not establish compensation levels based solely on benchmarking, pay practices at other companies are an important factor that the Compensation Committee considers in assessing the reasonableness of compensation and ensuring that our compensation practices are competitive in the marketplace. The Compensation Committee adopted a group of peer companies during the third quarter of the 2013 fiscal year and, in fiscal 2014, the Compensation Committee, with the assistance of Radford, revised the group of peer companies to take into account changes in market capitalization and similarities to the Company along the dimensions of competition for talent, phase of development or stage of commercialization, current and potential market capitalization, and number of employees. Our current list of peer companies is comprised of the following companies:

ACADIA Pharmaceuticals	Dyax	Spectrum Pharmaceuticals
Acorda Therapeutics	Halozyme Therapeutics	VIVUS
Aegerion Pharmaceuticals	Horizon Pharma
AMAG Pharmaceuticals	Impax Laboratories
Arena Pharmaceuticals	Isis Pharmaceuticals
Auxilium Pharmaceuticals	Nektar Therapeutics
DepoMed	Sagent Pharmaceuticals

In addition to adopting the above group of peer companies in July 2014 (the “2014 peer group”), the Compensation Committee engaged Radford to conduct a comprehensive benchmarking study reporting on compensation levels and practices, including equity, relative to the 2014 peer group. An Executive Compensation Assessment report was prepared by Radford in August 2014 that provided a competitive assessment of the Company’s executive compensation program as compared to the market data for base salaries, target total cash compensation and equity compensation of the 2014 peer group. In consideration of the benchmarking data in Radford’s competitive assessment of the Company’s executive compensation programs and the Company’s performance in fiscal 2014, adjustments to compensation were made in the first quarter of fiscal 2015, as described below.

Implementation of Objectives

In fiscal 2014, our executive compensation program consisted of the following forms of compensation, each of which are described below in greater detail:

•	Base Salary

•	Annual Bonus Incentive

•	Equity Compensation

•	Employee Benefit Program

Base Salary

Overview

Our Compensation Committee aims to set executives’ base salaries, in the aggregate, at levels near the 50th percentile of salaries of executives with similar roles as compared to the 2014 peer group. The Compensation Committee believes it is important to provide adequate fixed compensation to our executive officers working in a highly volatile and competitive industry. Our Compensation Committee believes that the 50th percentile for base salaries is generally the appropriate cash compensation level that will allow us to attract and retain highly skilled executives. The Compensation Committee’s choice of this target percentile reflects consideration of our stockholders’ interests in paying what is necessary to achieve our corporate goals, while conserving cash and equity as much as practicable. We believe that, given the industry in which we operate and our compensation philosophy and objectives, base salaries at or near the 50th percentile are generally sufficient to retain our current executives and to hire new executives when and as required. In determining appropriate base salary levels for a given executive officer, the Compensation Committee considers the following factors:

•	individual performance of the executive, as well as our overall performance, during the prior year;

•	level of responsibility, including breadth, scope and complexity of the position;

•	level of experience and expertise of the executive;

•	internal review of the executive’s compensation relative to other executives to ensure internal equity; and

•	executive officer compensation levels at other similar companies to ensure competitiveness.

Salaries for executive officers are determined on an individual basis at the time of hire and are set to be competitive with peer companies in our industry. Adjustments to base salary are considered annually in light of each executive officer’s individual performance, the Company’s performance and compensation levels at peer companies in our industry, as well as changes in job responsibilities or promotion. The Chief Executive Officer assists the Compensation Committee in its annual review of the base salaries of other executive officers based on the foregoing criteria.

Changes in Base Salaries for Fiscal 2015

The Executive Compensation Assessment report prepared by Radford in August 2014 provided a competitive assessment of the Company’s compensation practices as compared to that of the 2014 peer group. Base salary levels for the Company’s executives, in the aggregate, are positioned at levels generally competitive with the 50th percentile of the 2014 peer group and consistent with the Company’s compensation philosophy. Merit increases and any market-based adjustments awarded to executives for fiscal 2014 are consistent with the recommendations presented in the Executive Compensation Assessment report prepared by Radford and competitive with the 2014 peer group.

The following table shows the base salaries for our named executive officers for fiscal 2015, after giving effect to merit-based increases made in November 2014, which were made effective as of October 1, 2014, as well as the average salaries in the 2014 peer group at the 25th, 50th and 75th percentiles.

			Base Salary—Market Data(2)
Name	Title	Fiscal 2015 Base Salary(1)	25th Percentile	50th Percentile	75th Percentile
Keith A. Katkin	President and Chief Executive Officer	$675,000	$580,500	$638,800	$746,100
Rohan Palekar	Senior Vice President, Chief Commercial Officer	$404,478	$344,700	$375,800	$392,400
Joao Siffert, M.D.	Senior Vice President, Research and Development, Chief Medical Officer	$404,613	$391,100	$403,700	$423,300
Christine G. Ocampo	Vice President, Finance, Chief Accounting Officer	$295,267	$237,800	$249,800	$290,000

(1)	Effective as of October 1, 2014.
(2)	Source: Radford’s Executive Compensation Assessment report of August 2014

Fiscal 2014 and 2015 Base Salary Levels for Each Named Executive Officer

Name	Title	Fiscal 2014 Ending Base Salary	Fiscal 2015 Base Salary(1)	Percentage (%) Increase
Keith A. Katkin	President and Chief Executive Officer	$611,773	$675,000	10.3%
Rohan Palekar	Senior Vice President, Chief Commercial Officer	$392,697	$404,478	3.0%
Joao Siffert, M.D.	Senior Vice President, Research and Development, Chief Medical Officer	$382,071	$404,613	5.9%
Christine G. Ocampo	Vice President, Finance, Chief Accounting Officer	$268,425	$295,267	10.0%

(1)	Effective as of October 1, 2014, inclusive of merit-based increase and market-based adjustment (if applicable).

Annual Bonus Incentive

Overview

The Company also provides executive officers with annual performance-based cash bonuses, which are specifically designed to reward executives for overall corporate performance as well as individual performance in a given year. Corporate goals are established at the beginning of each fiscal year by the Compensation Committee with input from senior management and approved by the independent members of the Board. The target annual incentive bonus amounts relative to base salary vary depending on each executive’s accountability, scope of responsibilities and potential impact on the Company’s performance. Accordingly, officers with a higher level of control and accountability will have a greater percentage of their overall cash compensation tied to annual performance-based cash bonus awards. Fiscal 2014 target annual incentive bonus levels ranged from 32.5% to 65.0% of base salary for our named executive officers.

Our Compensation Committee sets annual incentive bonus amounts for executive officers as a percent of base salary generally ranging between the 50th and 75th percentiles of the 2014 peer group.

The target bonuses, as a percentage of base salary, for the named executive officers for fiscal 2014 are set forth in the following table:

Fiscal 2014 Annual Bonus Incentive Levels for Each Named Executive Officer

Name	Title	Target Bonus for Fiscal 2014 (% of Base Salary)
Keith A. Katkin	President and Chief Executive Officer	65.0%
Rohan Palekar	Senior Vice President, Chief Commercial Officer	45.0%
Joao Siffert, M.D.	Senior Vice President, Research and Development, Chief Medical Officer	45.0%
Christine G. Ocampo	Vice President, Finance, Chief Accounting Officer	32.5%

We believe these target bonus levels for our executive officers are appropriate and consistent with our pay-for-performance compensation philosophy and are competitive with the 2014 peer group to attract and retain highly skilled executives, and further align executive compensation with the Company’s annual goals and long-term business strategic objectives. The target bonuses, as a percentage of base salary, for the named executive officers for fiscal 2015 are set forth in the following table:

	Title	Target Bonus for Fiscal 2015 (% of Base Salary)	Target Annual Incentive Bonus—Market Data(1)
			25th Percentile	50th Percentile	75th Percentile
Name
Keith A. Katkin	President and Chief Executive Officer	65.0%	60%	75%	80%
Rohan Palekar	Senior Vice President, Chief Commercial Officer	45.0%	35%	40%	45%
Joao Siffert, M.D.	Senior Vice President, Research and Development, Chief Scientific Officer	45.0%	35%	40%	45%
Christine G. Ocampo	Vice President, Finance, Chief Accounting Officer	32.5%	30%	35%	35%

(1)	Source: Radford’s Executive Compensation Assessment report of August 2014.

The Compensation Committee considers the individual performance of each executive officer and the Company’s overall performance for the preceding fiscal year in deciding whether to award a bonus and, if one is to be awarded, the amount of the bonus. For fiscal 201, the maximum bonus for each executive was 150% of his or her respective target and the minimum bonus, or threshold, for each executive was zero. All executive officers, except for the Chief Executive Officer, are assigned annual incentive bonus targets with 75% of the bonus attributed to corporate performance and 25% based on individual performance. The annual incentive bonus for the Chief Executive Officer is based 100% on overall corporate performance. In addition, the Compensation Committee has the discretion to adjust any bonus award, based on additional considerations of performance and to account for the evolving business environment during the performance year.

At the end of each fiscal year, individual and corporate performance are measured versus plan and a percentage of target is fixed, which then determines the size of the total bonus pool from which annual bonus incentives are to be paid to executive officers. All cash bonuses are awarded retrospectively. Payout dates for all annual incentive bonuses to executive officers are targeted during the first quarter of each fiscal year.

Fiscal 2014 Annual Bonus Incentive

Upon completion of fiscal 2014, the Compensation Committee assessed the Company’s overall performance against the achievement of corporate performance goals established in November 2013. The Compensation Committee then assessed the individual accomplishments of the Company’s executive officers. Performance against each goal is scored by the Compensation Committee on a scale of 0 to 5, with a score of 3 equaling the target goal and resulting in a payout amount that is equal to 100% of the target amount. After determining scores for individual goals, a weighted-average score is computed, using the weighting prescribed at the beginning of the year for each goal. Once a total weighted-average performance score is determined, the funding of the bonus pool is determined from the scale shown below, with the Compensation Committee retaining the discretion as set forth below to adjust individual awards, within certain limits.

Weighted Average Score	Payout Level (Percent of Target Amount)
0	0%
1	0%
2	50%
3	100%
4	125%
5	150%

In fixing the targets for each fiscal year, the Compensation Committee selects performance goals that are considered achievable, but only with a high degree of diligence and success in execution. In accruing for the compensation expense associated with bonuses during each fiscal year, management assumes that the target goals will be achieved (i.e., a score of 3.0), absent a set of circumstances arising during the course of the year that would suggest otherwise.

Set forth below are the general performance goals that were considered by the Compensation Committee in assessing overall performance for the 2014 fiscal year, as well as the relative weighting of these goals and the Compensation Committee’s assessment of achievement for each goal:

NUEDEXTA Net Revenues (weighting 50.0%): This goal set targets for sales performance for NUEDEXTA.

Goal Description: This goal measured the net shipment revenues generated from the sales of NUEDEXTA to wholesalers and other customers in 2014. The targets for sales performance for NUEDEXTA are set as achievable with a reasonable amount of effort.

Results and Scoring: Net NUEDEXTA shipment revenues for fiscal 2014 were $105.4 million. The Compensation Committee determined that the Company’s achievement for the 2014 fiscal year resulted in a score of 1.65.

Clinical Development Goals (weighting 25.0%): These goals established target performance for the Company for the continued development of AVP-923 for additional indications, continuing development of AVP-786, and regulatory progress of AVP-825. The specific goals were as follows:

•	Clinical Development Progress (weighting 10.0%)

Goal Description: This goal measured progress made by the Company in several clinical programs—our AVR-131 study, a Phase II clinical trial of AVP-923, which is an investigational drug that is being studied for the treatment of agitation in patients with Alzheimer’s disease, our PRIME study, a Phase II clinical trial of AVP-923, which is an investigational drug that is being studied for the treatment of central neuropathic pain in patients with multiple sclerosis, our Phase II clinical trial of AVP-923, which is investigational drug that is begin studied for the treatment of levodopa induced dyskinesia in Parkinson’s disease, and an interim analysis of the NUEDEXTA patient registry in PBA patients.

Results and Scoring: Based on the progress of these clinical programs, including the Company’s announcement on September 15, 2014 of positive results of its Phase II clinical trial evaluating the safety and efficacy of AVP-923 for the treatment of agitation in patients with Alzheimer’s disease, the Compensation Committee determined that the Company achieved a score of 5.0 for this goal.

•	AVP-825 NDA (weighting 7.5%)

Goal Description: This goal measured the timely filing of the Company’s New Drug Application (“NDA”) and regulatory progress of AVP-825 for the acute treatment of migraine.

Results and Scoring: The Company announced on March 26, 2014 that the U.S. Food and Drug Administration (“FDA”) had accepted the Company’s New Drug Application (“NDA”) resulting in a PDUFA date of November 26, 2014. On November 26, 2014, the Company announced that the FDA had issued a Complete Response letter to its NDA. Based on the timing of the NDA submission and the FDA’s Complete Response letter, the Compensation Committee determined that the Company achieved a score of 2.0 for this goal.

•	Lifecycle Management (weighting 7.5%)

Goal Description: This goal measured the continued development of AVP-923 and AVP-786 for PBA and additional indications.

Results and Scoring: In July 2014, the Company announced that the FDA accepted the Company’s Investigational New Drug (“IND”) application for a Phase II study assessing the safety and efficacy of AVP-786 and announcing the enrollment of the first patient into a Phase II study to evaluate the efficacy, safety, and tolerability of AVP-786 for the adjunctive treatment of major depressive disorder (“MDD”). The Compensation Committee determined the Company achieved a score of 5.0 for this goal.

Financial Operations (weighting 10.0%): This category of goals focused attention on demonstrating fiscal responsibility through (i) improving the Company’s cash position by the end of the fiscal year while supporting budgeted activities such as the continued commercialization of NUEDEXTA; and (ii) effective budget management, as measured by expenses and working capital at the end of the fiscal year.

•	Fiscal 2014 Net Operating Cash Burn for Budgeted Activities (weighting 5.0%)

Goal Description: The performance metric measures the Company’s aggregate cash expenditures on operations for fiscal 2014. This measure is intended to encourage efficient use of capital, while still achieving the operational goals set forth above, including the commercial operations of NUEDEXTA.

Results and Scoring: In 2014, the Net Operating Cash Burn was approximately $36.9 million resulting in a score of 3.1 on this goal.

•	Cash Position at Year-End of Fiscal 2014 (weighting 5.0%)

Goal Description: The performance metric measures the Company’s cash available at the end of the 2014 fiscal year. This measure is intended to encourage the prudent utilization of cash as well as encourage the Company to seek and select the most efficient financing instrument(s) to appropriately fund on-going operational requirements including the commercial operations of NUEDEXTA.

Results and Scoring: At September 30, 2014, the Company had a cash balance of approximately $271.9 million resulting in a score of 5.0 on this goal.

Corporate Development (weighting 15.0%): This goal targeted enhancing the Company’s clinical and/or product portfolios through licensing or other business development opportunities and achieving a successful resolution to the Company’s patent infringement lawsuit.

•	Corporate Development Initiatives (weighting 5.0%)

Goal Description: This goal measures the Company’s progress in its business development strategy to further expand the Company’s clinical and/or product portfolios through in-licensing and out-licensing opportunities for the U.S. and/or international markets.

Results and Scoring: Based on the business development activities of the Company, the Compensation Committee awarded a score of 2.5 for this goal.

•	ANDA Resolution (weighting 10.0%)

Goal Description: The performance metric measures the extent of the Company’s successful resolution of its patent infringement lawsuit.

Results and Scoring: The Company announced on April 30, 2014 the favorable ruling of the Company’s patent infringement lawsuit upholding the validity of the patents covering NUEDEXTA. The Compensation Committee awarded a score of 5.0 on this goal based on the outcome in this litigation.

Corporate Performance Goal	Weighting%	Scoring of Achievement of Corporate Performance Goal
NUEDEXTA Net Revenues
NUEDEXTA Net Revenues	50.0%	1.65
Clinical Development
Clinical Development Progress	10.0%	5.0
AVP-825 NDA	7.5%	2.0
Lifecycle Management	7.5%	5.0
Financial Operations
Fiscal 2014 Net Operating Cash Burn for Budgeted Activities	5.0%	3.1
Cash Position at Year-End of Fiscal 2014	5.0%	5.0
Corporate Development
ANDA Resolution	10.0%	5.0
Corporate Development Initiatives	5.0%	2.5
Weighted Average Score		2.88

The individual performance goals for Keith A. Katkin, the Company’s Chief Executive Officer, were the same as the overall corporate performance goals for the Company, as the primary responsibility of the Chief Executive Officer is to help ensure the overall success of the Company by executing the Company’s business strategies. All other executive officers are assigned annual incentive bonus targets with 75% of the bonus attributed to corporate performance and 25% based on individual performance. The individual goals for Dr. Siffert, Mr. Palekar, and Ms. Ocampo are discussed below. In addition, as described above, the Compensation Committee has the discretion to adjust any bonus award, based on additional considerations of performance, significant achievements not covered by the annual goals as established at the beginning of the year, and to account for the evolving business environment during the performance year.

The individual performance goals for Rohan Palekar, the Company’s Senior Vice President, Chief Commercial Officer weighted more heavily to the performance goal of NUEDEXTA Contribution Margin. The NUEDEXTA Contribution Margin goal accounted for 55.0% of Mr. Palekar’s individual performance goals. The other 45.0% related to: (i) AVP-825 commercial readiness (15.0%); (ii) providing commercial input to corporate development activities (10.0%); (iii) retention (10.0%) and (iv) compliance enhancements (10.0%).

The individual performance goals for Joao Siffert, the Company’s Senior Vice President, Research and Development, Chief Scientific Officer were similar to the overall corporate performance goals but weighted more heavily to clinical development and regulatory milestones. Specifically, the clinical development and regulatory goals described above under the captions “Clinical Development Progress”, “AVP-825 NDA”, and “Lifecycle Management” accounted for 70% of Dr. Siffert’s individual performance goals. The other 30% related to: (i) providing clinical and medical input to corporate development activities (10.0%); (ii) compliance enhancements (10.0%); and (iii) efficient management of departmental expenditures and resources (10.0%).

With respect to Christine Ocampo, the Company’s Vice President, Finance, Chief Accounting Officer, her individual performance goals were the same as the overall corporate performance goals for the Company and weighed more heavily towards the corporate performance goals of “Fiscal 2014 Net Operating Cash Burn for Budgeted Activities” and “Cash Position at Year-End of Fiscal 2014.”

Dr. Siffert’s, Mr. Palekar’s, and Ms. Ocampo’s level of achievement is determined by the Compensation Committee, based in part on recommendations from the Chief Executive Officer, with input from the Chairman of the Audit Committee.

Achievement of Goals and Relationship to Compensation Awarded

For fiscal 2014, the Compensation Committee determined that the Company’s performance against the corporate performance goals merited a weighted-average score of 2.88 out of 5.0, resulting in a bonus pool equal to 94.0% of the target amount for corporate achievement. With respect to Mr. Katkin and Ms. Ocampo, their bonus award was determined solely based on the Company’s performance against the corporate goals. The Compensation Committee determined that Mr. Palekar achieved an individual score of 2.55 out of 5.0, resulting in a weighted-average annual performance score of 2.80 and that Dr. Siffert achieved an individual score of 3.97 out of 5.0, resulting in a weighted-average annual performance score of 3.06.

In addition to considering the annual individual performance score in determining bonus awards for Mr. Katkin and Dr. Siffert, the Compensation Committee approved special one-time performance payments based on their contributions towards the achievement of the corporate goals related to Research & Development and the ANDA victory providing for 12 years of market exclusivity for NUEDEXTA.

These levels of achievement and special one-time performance payments to Mr. Katkin and Dr. Siffert resulted in the Compensation Committee approving bonus awards for performance in 2014 as set forth in the following table:

Name	Title	Fiscal 2014
Keith A. Katkin	President and Chief Executive Officer	$475,000
Rohan Palekar	Senior Vice President, Chief Commercial Officer	$158,821
Joao Siffert, M.D.	Senior Vice President, Research and Development, Chief Medical Officer	$194,618
Christine G. Ocampo	Vice President, Finance, Chief Accounting Officer	$84,130

Equity Compensation

Overview

Stock Options and Restricted Stock. As an additional component of our compensation program, executive officers are eligible to receive equity compensation in the form of stock options or restricted stock awards, which may also be granted as awards of restricted stock units. The Compensation Committee has historically granted stock options to executive officers to aid in their retention, to motivate them to assist with the achievement of corporate objectives and to align their interests with those of our stockholders by creating a return tied to the performance of our stock price. In determining the form, date of issuance and value of a grant, the Compensation Committee considers the contributions and responsibilities of each executive officer, appropriate incentives for the achievement of our long-term growth, the size and value of grants made to other executives at peer companies holding comparable positions, individual achievement of designated performance goals, and the Company’s overall performance relative to corporate objectives.

Under the terms of our 2014 Plan, pursuant to which all new equity grants are currently made, the exercise price of any stock options awarded under these plans must be equal to at least 100% of the fair market value of our common stock (the closing sales price on the NASDAQ Global Market) on the date of grant. We do not have any program, plan or obligation that requires us to grant equity awards on specified dates, although historically we have made annual grants to existing officers and employees in the fourth calendar quarter of the year, to new hires on a fixed schedule within one month of the commencement of their employment, and periodically in connection with broader compensation surveys. We also do not have any program, plan or practice to time stock option grants to our executive officers in coordination with the release of material nonpublic information, other than our practice to issue annual option awards in the fourth calendar quarter of the year. Equity awards may occasionally be granted following a significant change in job responsibilities or to meet other special retention or performance objectives. Additionally, executive officers are eligible to receive equity compensation in the form of restricted stock awards, which may also be granted as awards of restricted stock units.

Authority to make equity grants to employees rests with the Compensation Committee. With respect to executive officers, recommendations for equity grants are made by our external compensation consultant, Radford, and then reviewed by the Chief Executive Officer before being sent to the Compensation Committee for review and consideration. The Compensation Committee Chairman has been delegated the authority to review and approve awards to non-officer employees, within limits set by the Compensation Committee. In addition, the Chief Executive Officer has been delegated the authority to review and approve new hire awards if they are consistent with the guidelines approved by the Compensation Committee.

We believe that periodic equity awards serve as useful performance recognition mechanisms with respect to key employees, as most awards are subject to time-based vesting provisions. Our typical equity awards to executive officers (including the named executive officers) have a term of 10 years and vest and become exercisable over a period of four years, with 25% of the underlying shares vesting on the first anniversary of the grant date and the remainder quarterly over the next three years. Occasionally the granting or vesting of an equity award may be made contingent on achievement of certain specific performance conditions. We believe that such periodic equity awards encourage executive officers to remain with the Company and also focus on our long-term performance as well as the achievement of specific performance goals.

Equity Awards

In consideration of the Company’s overall performance against the achievement of corporate goals for fiscal 2014, on November 10, 2014 the Compensation Committee approved annual equity awards for the Company’s executive officers and employees. For the 2014 fiscal year, the Compensation Committee approved granting annual equity awards, generally based on the recommendations presented by Radford in August 2014 with a downward adjustment applied in consideration of the Company’s stock price at the time the Compensation Committee approved the annual equity awards relative to the stock price in August 2014. Further, the Compensation Committee approved awarding the annual equity awards as full-value restricted stock units to the Company’s executive officers and establishing the Grant Date as the date of the approval of annual equity awards by the Compensation Committee that is in accordance with good corporate governance and industry practices. The Compensation Committee consults with Radford and the Chairman of the Board in setting the annual equity award for the Chief Executive Officer. All annual equity awards granted in fiscal 2015 to executive officers, including the Chief Executive Officer, vest and become exercisable over an estimated period of four years. For fiscal 2015, each executive officer received a grant of restricted stock units, with 25% of the underlying shares vesting on each anniversary of the grant date so that the award is fully vested on the fourth anniversary of the grant.

In addition to the annual equity grant awarded in fiscal 2015, the Compensation Committee approved a performance-based grant in the form of restricted stock units, the vesting of which commences over a three-year period following the attainment of certain revenue levels for sales of NUEDEXTA during the 2015 fiscal year or achievement of the Company’s corporate goals related to Research & Development. The performance-based grant is intended to promote executive retention, while tying compensation to the creation of meaningful stockholder value in a fashion that is consistent with the Company’s pay-for-performance philosophy. Time-based vesting will commence upon the achievement of the specified milestone, with 50% of the underlying shares vesting on the first anniversary following the achievement of the performance milestone, which is approximately two years after date of grant for a milestone that is estimated to be achieved in one year from the grant date. Thereafter, the grant vests in two equal installments of 25% of the underlying shares on each of the next two anniversaries so that the award is fully vested on the third anniversary of the achievement of the milestone, which is approximately four years from grant for a milestone that is estimated to be achieved in one year from the grant date.

Stockownership Guidelines

Our executive officers are subject to stock ownership guidelines. The guidelines are designed to align the interests of our executive officers with those of our stockholders by ensuring that our executive officers have a meaningful financial stake in our long-term success. The guidelines established minimum ownership levels by position as set forth below. Our stock ownership guidelines adopted by the Board require equity holdings by our Chief Executive Officer equal to at least three times his annual base salary and require equity holdings by our other executive officers equal to one time their annual base salary. Under the guidelines, covered officers must acquire ownership of target common stock ownership levels by the end of the applicable compliance period which is generally five years from when the guidelines become applicable to a given executive officer. Non-employee directors are also subject to stock ownership guidelines, which can be found below in the section entitled “Director Compensation”.

All shares beneficially owned by the Chief Executive Officer or other executive officers as of applicable the measurement date, including the value of vested restricted stock units and options (with the number of shares underlying vested options being calculated assuming a “net” exercise of each such option), are included for the purposes of determining the value of shares owned under our stock ownership guidelines.

Insider Trading Policy Prohibitions and Hedging Policy

Our Company maintains an Insider Trading Policy that prohibits our officers, directors, employees (including temporary and contract employees) and independent contractors from engaging in certain practices relating to our stock that may encourage speculative behavior or lessen the alignment of long-term interests with our stockholders. These policies include: prohibitions on speculative transactions in our securities, including short sales, sale of “put” or “call” options or other derivative securities directly linked to our equity; prohibiting the use of our equity as a pledge or as collateral in a margin account; and prohibiting transactions that hedge the economic risks of stock ownership.

Employee Benefit Program

Executive officers are eligible to participate in all of our employee benefit plans, including medical, dental, vision, group life, disability and accidental death and dismemberment insurance, in each case on the same basis as other employees, subject to applicable law. In addition, Senior Vice Presidents and above are given access to a health reimbursement account for certain health-related expenses. We also provide vacation and other paid holidays to all employees, including executive officers, all of which we believe to be comparable to those provided at peer companies. These benefit programs are designed to enable us to attract and retain our workforce in a competitive marketplace. Health, welfare and vacation benefits ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Our retirement savings plan (401(k) plan) is a tax-qualified retirement savings plan, pursuant to which all employees, including the named executive officers, are able to contribute certain amounts of their annual compensation, subject to limits prescribed by the Internal Revenue Service. We have historically made contributions of up to 50% of the first 4% of salary contributed to the plan. The value of these benefits for each of our named executive officers is reflected in the “All Other Compensation” column of the Summary Compensation Table.

Change of Control Arrangements

We have entered into change of control agreements with each of our named executive officers. Our Board approved these change of control agreements in order to mitigate some of the risk that exists for executives working in a biopharmaceutical company at our current stage of development and where the possibility exists that we may be acquired if our development efforts succeed. These arrangements are intended to retain highly skilled executives who have, or who may seek, alternatives that may appear to them to be less risky in terms of the potential loss of their position following a merger or sale, particularly where the services of these executive officers may not be required by the acquirer. These agreements provide change of control benefits either upon the termination of the employee’s service, a significant change in job responsibilities or the need to relocate within 12 months following a change of control. By using a so-called “double trigger” change of control benefit, and thereby tying the severance benefit both to a change in control and change in job status, rather than the mere consummation of a change of control transaction, the Compensation Committee believes that it is better able to balance the employee’s need for certainty with the interests of our stockholders.

Additionally, our named executive officers may be entitled to acceleration benefits under stock option and equity incentive plans in connection with a change of control. Our 2005 Plan and 2014 Plan contain certain acceleration benefits providing for the accelerated vesting of equity awards in the event of a change of control if such awards are not assumed or substitute awards are not issued, as well as a “double trigger” acceleration benefit that applies if services are terminated for certain reasons within 12 months following a change of control. We believe that these “double trigger” acceleration benefits are common practice among comparable companies.

Information regarding the change of control agreements and the potential value of payments upon termination or change of control is provided for the named executive officers under the headings “Employment, Change of Control and Severance Arrangements” and “Potential Payments Upon Termination or Change of Control.”

Compensation of our Current Named Executive Officers

Keith Katkin. Mr. Katkin, our President and Chief Executive Officer, is compensated with a base salary and, depending on performance and our financial condition, an annual incentive bonus in an amount targeted at 65% of his then-current annual base salary, as well as the annual grant of an equity award. In November 2014, his base salary was increased by 10.3% to $675,000, effective as of October 1, 2014, representing a merit-based increase for fiscal 2014 performance and a market-based adjustment expected to raise his base compensation to the competitive range of the 50th percentile as compared to the 2014 peer group. On November 10, 2014, Mr. Katkin received an annual equity award of full-value restricted stock units to vest and become exercisable over a period of four years, in which he received a grant of 220,563 restricted stock units, with 25% of the underlying shares vesting each anniversary of the grant date so that the award is fully vested on the fourth anniversary of the grant. In addition, Mr. Katkin was awarded on November 10, 2014 a performance-based grant of restricted stock units representing the right to receive up to 140,611 shares of common stock. The grant is tied to a performance milestone relating to the attainment of a certain revenue level for sales of NUEDEXTA during the 2015 fiscal year, with time-based vesting to commence upon the achievement of the specified milestone, with 50% of the underlying shares vesting on the first anniversary following the achievement of the performance milestone, which is approximately two years after date of grant for a milestone that is estimated to be achieved in one year from the grant date. Thereafter, the grant is to vest in two equal installments of 25% of the underlying shares on each of the next two anniversaries so that the award is fully vested on the third anniversary of the achievement of the milestone, which is approximately four years from grant for a milestone that is estimated to be achieved in one year from the grant date.

Rohan Palekar. Mr. Palekar, our Senior Vice President and Chief Commercial Officer, is compensated with a base salary and, depending on performance and our financial condition, an annual incentive bonus in an amount targeted at 45% of his then-current annual base salary. In November 2014, his base salary was increased by 3.0% to $404,478, effective as of October 1, 2014, representing a merit-based increase for fiscal 2014 performance. On November 10, 2014, Mr. Palekar received an annual equity award of full-value restricted stock units to vest and become exercisable over a period of four years, in which he received a grant of 59,231 restricted stock units, with 25% of the underlying shares vesting each anniversary of the grant date so that the award is fully vested on the fourth anniversary of the grant. In addition, Mr. Palekar was awarded on November 10, 2014 a performance-based grant of a restricted stock unit representing the right to receive up to 34,825 shares of common stock. The grant is tied to a performance milestone relating to the attainment of a certain revenue level for sales of NUEDEXTA during the 2015 fiscal year, with time-based vesting to commence upon the achievement of the specified milestone, with 50% of the underlying shares vesting on the first anniversary following the achievement of the performance milestone, which approximately two years after date of grant for a milestone that is estimated to be achieved in one year from the grant date. Thereafter, the grant is to vest in two equal installments of 25% of the underlying shares on each of the next two anniversaries so that the award is fully vested on the third anniversary of the achievement of the milestone, which is approximately four years from grant for a milestone that is estimated to be achieved in one year from the grant date.

Joao Siffert, M.D. Dr. Siffert, our Senior Vice President of Research and Development, Chief Scientific Officer is compensated with a base salary and, depending on performance and our financial condition, an annual incentive bonus in an amount targeted at 45% of his then-current annual base salary. In November 2014, his base salary was increased by 5.9% to $404,613 effective as of October 1, 2014, representing a merit-based increase for fiscal 2014 performance and a market-based adjustment. The total change in Dr. Siffert’s base salary, including the merit-based increase and market-based adjustment, is expected to raise his base compensation to the 50th percentile of the 2014 peer group. On November 10, 2014, Dr. Siffert received an annual equity award of full-value restricted stock units to vest and become exercisable over a period of four years, in which he received a grant of 59,231 restricted stock units, with 25% of the underlying shares vesting each anniversary of the grant date so that the award is fully vested on the fourth anniversary of the grant. In addition, Dr. Siffert was awarded on November 10, 2014, a performance-based grant of restricted stock units representing the right to receive up to 34,825 shares of common stock. The grant is tied to a performance milestone relating to the achievement of regulatory milestones and clinical development performance goals during the 2015 fiscal year, with time-based vesting to commence upon the achievement of the specified milestone, with 50% of the underlying shares vesting on the first anniversary following the achievement of the performance milestone, which is approximately two years after date of grant for a milestone that is estimated to be achieved in one year from the grant date. Thereafter, the grant is to vest in two equal installments of 25% of the underlying shares on each of the next two anniversaries so that the award is fully vested on the third anniversary of the achievement of the milestone, which is approximately four years from grant for a milestone that is estimated to be achieved in one year from the grant date.

Christine Ocampo. Ms. Ocampo, our Vice President of Finance, Chief Accounting Officer is compensated with a base salary and, depending on performance and our financial condition, an annual incentive bonus in an amount targeted at 32.5% of her then-current annual base salary. In November 2014, her base salary was increased by 10.0% to $295,267, effective as of October 1, 2014, representing a merit-based increase for fiscal 2014 performance and market-based adjustment reflecting her responsibilities as the Company’s Chief Accounting Officer. On November 10, 2014, Ms. Ocampo received an annual equity award of full-value restricted stock units to vest and become exercisable over a period of four years, in which she received a grant of 31,992 restricted stock units, with 25% of the underlying shares vesting each anniversary of the grant date so that the award is fully vested on the fourth anniversary of the grant. In addition, Ms. Ocampo was awarded on November 10, 2014 a performance-based grant of restricted stock units representing the right to receive 19,844 shares of common stock. The grant is tied to a performance milestone relating to the attainment of a certain revenue level for sales of NUEDEXTA during the 2015 fiscal year, with time-based vesting to commence upon the achievement of the specified milestone, with 50% of the underlying shares vesting on the first anniversary following the achievement of the performance milestone, which is approximately two years after date of grant for a milestone that is estimated to be achieved in one year from the grant date. Thereafter, the grant is to vest in two equal installments of 25% of the underlying shares on each of the next two anniversaries so that the award is fully vested on the third anniversary of the achievement of the milestone, which is approximately four years from grant for a milestone that is estimated to be achieved in one year from the grant date.

Tax and Accounting Considerations

Deductibility of Executive Compensation. In making compensation decisions affecting our executive officers, the Compensation Committee considers our ability to deduct under applicable federal corporate income tax law compensation payments made to executives. Specifically, the Compensation Committee considers the requirements and impact of Section 162(m) of the Internal Revenue Code, which limits the tax deductibility to us of compensation in excess of $1.0 million in any year for certain executive officers, except for qualified “performance-based compensation” under the Section 162(m) rules. The Compensation Committee considers the Section 162(m) rules as a factor in determining compensation, but will not necessarily limit compensation to amounts deductible under Section 162(m). No covered executive’s compensation for Section 162(m) purposes exceeded $1.0 million for fiscal 2014.

Accounting for Share-Based Compensation. In accordance with the Financial Accounting Standards Board’s Accounting Standards Codification 718, we are required to estimate the value for each award of equity compensation at the measurement date using the fair value method and record an expense over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

Allocation of Compensation

There is no pre-established policy or target for the allocation of compensation. The factors described above, as well as the overall compensation philosophy, are reviewed to determine the appropriate level and mix of compensation. In fiscal 2014, the largest portion of compensation to Mr. Katkin, Mr. Palekar, Dr. Siffert and Ms. Ocampo was in the form of equity compensation, which the Compensation Committee feels is appropriate, as it further aligns overall compensation payout with the creation of stockholder value.

Timing of Compensation Actions

Compensation, including base salary adjustments, for our named executive officers is reviewed annually, usually in the first quarter of the fiscal year and upon promotion or other change in job responsibilities.

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on this review and discussion, the Compensation Committee recommended to the Board that the foregoing Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Compensation Committee of the Board of Directors

David J. Mazzo, Ph.D., Chairman

Dennis G. Podlesak

Corinne Nevinny

Summary Compensation Table

The following table summarizes compensation paid, awarded or earned for services rendered during fiscal 2012, 2013 and 2014 by our President and Chief Executive Officer, our Senior Vice President and Chief Commercial Officer, our Senior Vice President, Research and Development and Chief Scientific Officer and our Vice President, Finance, Chief Accounting Officer. We refer to these executive officers collectively as our “named executive officers.”

Name and Principal Position	Fiscal Year	Salary	Non-Equity Plan Performance Awards(1)	Option Awards(2)	Stock Awards(2)	All Other Compensation(3)	Total
Keith A. Katkin	2014	$611,773	$475,000	$241,637	$1,485,975	$25,805	$2,840,190
President and Chief Executive Officer	2013	$578,782	$318,330	$393,840	$571,095	$24,327	$1,866,374
	2012	$505,716	$306,367	$509,119	$234,950	$26,801	$1,582,953

Rohan Palekar	2014	$392,697	$158,821	$91,822	$480,150	$23,805	$1,147,295
Senior Vice President Chief Commercial Officer	2013	$371,520	$175,655	$98,460	$163,171	$62,015	$870,821
	2012	$237,356	$83,160	$757,295	$169,000	$11,458	$1,258,269

Joao Siffert, M.D.	2014	$382,071	$194,618	$91,822	$480,150	$22,696	$1,171,357
Senior Vice President,	2013	$362,152	$174,026	$131,280	$217,560	$21,674	$906,692
Research and Development, Chief Scientific Officer	2012	$351,604	$141,872	$84,853	$54,575	$24,706	$657,610

Christine G. Ocampo	2014	$268,425	$84,130	$33,346	$172,175	$22,961	$581,037
Vice President, Finance, Chief Accounting Officer	2013	$260,101	$89,296	$56,888	$78,350	$22,236	$506,871
	2012	$224,562	$82,006	$135,765	$37,000	$21,382	$500,715

(1)	Annual bonuses are presented as “non-equity plan performance awards.” Such amounts are determined and paid after the end of each fiscal year, but reflect individual and Company performance for the respective fiscal years reflected above.
(2)	This column reflects the aggregate grant date fair value of equity awards granted in 2014, 2013 or 2012 and calculated in accordance with FASB ASC 718, excluding the effect of estimated forfeitures. Assumptions used in the calculations for these amounts are set forth in the notes to our financial statements included in our Annual Reports on Form 10-K for each of the periods presented above.
(3)	“All Other Compensation” summarized in the table for fiscal 2014 for Mr. Katkin consists of $20,605 in medical, dental, vision, disability and life insurance premiums, as well as a health reimbursement account for certain health-related expenses paid by us and $5,200 in matching contributions made by us under our 401(k) Plan. “All Other Compensation” summarized in the table for fiscal 2013 for Mr. Katkin consists of $19,227 in medical, dental, vision, disability and life insurance premiums, as well as a health reimbursement account for certain health-related expenses paid by us and $5,100 in matching contributions made by us under our 401(k) Plan. “All Other Compensation” summarized in the table for fiscal 2012 for Mr. Katkin consists of $21,166 in medical, dental, vision, disability and life insurance premiums, and a health reimbursement account for certain health-related expenses paid by us and $5,635 in matching contributions made by us under our 401(k) Plan.

“All Other Compensation” summarized in the table for fiscal 2014 for Mr. Palekar consists of $18,605 in medical, dental, vision, disability and life insurance premiums paid by us and $5,200 in matching contributions made by us under our 401(k) Plan. “All Other Compensation” summarized in the table for fiscal 2013 for Mr. Palekar consists of $17,227 in medical, dental, vision, disability and life insurance premiums paid by us, $6,251 in matching contributions made by us under our 401(k) Plan and $38,537 in relocation expenses (including tax gross-up). “All Other Compensation” summarized in the table for fiscal 2012 for Mr. Palekar consists of $7,609 in medical, dental, vision, disability, and life insurance premiums paid by us and $3,849 in matching contributions made by us under our 401(k) Plan.

“All Other Compensation” summarized in the table for fiscal 2014 for Dr. Siffert consists of $17,496 in health savings account contributions and medical, dental, vision, disability and life insurance premiums paid by us and $5,200 in matching contributions made by us under our 401(k) Plan. “All Other Compensation” summarized in the table for fiscal 2013 for Dr. Siffert consists of $17,217 in health savings account contributions and medical, dental, vision, disability and life insurance premiums paid by us and $4,457 in matching contributions made by us under our 401(k) Plan. “All Other Compensation” summarized in the table for fiscal 2012 for Dr. Siffert consists of $18,570 in health savings account contributions and medical, dental, vision, disability and life insurance premiums paid by us and $6,136 in matching contributions made by us under our 401(k) Plan.

“All Other Compensation” summarized in the table for fiscal 2014 for Ms. Ocampo consists of $18,431 in medical, dental, vision, disability and life insurance premiums paid by us and $4,530 in matching contributions made by us under our 401(k) Plan. “All Other Compensation” summarized in the table for fiscal 2013 for Ms. Ocampo consists of $17,017 in medical, dental, vision, disability and life insurance premiums paid by us and $5,219 in matching contributions made by us under our 401(k) Plan. “All Other Compensation” summarized in the table for fiscal 2012 for Ms. Ocampo consists of $18,105 in medical, dental, vision, disability and life insurance premiums paid by us and $3,277 in matching contributions made by us under our 401(k) Plan.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during fiscal 2014.

Name	Grant Date	Performance Stock Awards: Number of Shares of Stock or Units Granted		Option Awards: Number of Securities Underlying Options Granted(1)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2)
Keith A. Katkin	12/13/2013			125,000	$2.84	$241,637
	2/12/2014	257,125	(3)			$997,645
	2/12/2014	97,250	(4)			$377,330
	7/9/2014	20,000	(3)			$111,000
Rohan Palekar	12/13/2013			47,500	$2.84	$91,822
	2/12/2014	80,750	(3)			$313,310
	2/12/2014	43,000	(4)			$166,840
Joao Siffert, M.D.	12/13/2013			47,500	$2.84	$91,822
	2/12/2014	80,750	(3)			$313,310
	2/12/2014	43,000	(5)			$166,840
Christine G. Ocampo	12/13/2013			17,250	$2.84	$33,346
	2/12/2014	29,325	(3)			$113,781
	2/12/2014	15,050	(4)			$58,394

(1)	Options vest with respect to one quarter of the underlying shares on the first anniversary of the grant date, and then with respect to the remaining shares on a quarterly basis over the next three years so that the option is fully vested on the fourth anniversary of the grant date.
(2)	This column reflects the aggregate grant date fair value of equity awards granted in 2014 and calculated in accordance with FASB ASC 718, excluding the effect of estimated forfeitures. Assumptions used in the calculations for these amounts are set forth in Note 10. “Stockholders’ Equity” in the Notes to Consolidated Financial Statements.
(3)	Stock awards vest with respect to one quarter of the underlying shares on the first anniversary of the grant date, and then with respect to the remaining shares on an annual basis over the next three years so that the award is fully vested on the fourth anniversary of the grant date.

(4)	Stock awards were subject to achievement of a revenue performance goal. The performance goal was not met and the shares expired on September 30, 2014.
(5)	Stock awards begin to vest upon achievement of a revenue performance goal (“Achievement Date”). The stock awards vest with respect to one half of the underlying shares on the first anniversary of the Achievement Date, and then, with respect to the remaining shares, on an annual basis over the next two years so that the award is fully vested on the third anniversary of the Achievement Date.

Outstanding Equity Awards at Fiscal Year-End

The following table shows information regarding outstanding equity awards at September 30, 2014 for our named executive officers.

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested		Market Value of Shares or Units of Stock that Have Not Vested(1)
	Exercisable	Unexercisable
Name
Keith A. Katkin	75,000	—	$11.76	7/5/15	9,375	(2)	$111,750
	7,500	—	$11.68	12/7/15	42,436	(3)	$505,837
	55,960	—	$1.29	3/21/17	110,531	(4)	$1,317,530
	120,781	—	$2.41	9/10/17	36,562	(5)	$435,819
	417,600	—	$1.74	11/27/19	20,000	(4)	$238,400
	400,000	—	$4.18	12/1/20	257,125	(4)	$3,064,930
	232,031	105,469	$1.85	12/15/21	—		$—
	98,438	126,562	$2.59	12/17/22	—		$—
	—	125,000	$2.84	12/13/23	—		$—
Rohan Palekar	131,875	103,125	$3.38	4/3/22	7,500	(2)	$89,400
	24,610	31,640	$2.59	12/17/22	30,000	(3)	$357,600
	—	47,500	$2.84	12/13/23	27,633	(4)	$329,385
	—	—	—	—	13,078	(5)	$155,890
	—	—	—	—	80,750	(4)	$962,540
Joao Siffert, M.D.	195,000	65,000	$2.74	9/6/21	2,539	(2)	$30,265
	7,031	17,578	$1.85	12/15/21	9,350	(3)	$111,452
	32,813	42,187	$2.59	12/17/22	36,843	(4)	$439,169
	—	47,500	$2.84	12/13/23	17,437	(5)	$207,849
	—	—	—	—	80,750	(4)	$962,540
	—	—	—	—	43,000	(6)	$512,560
Christine G. Ocampo	65,000	—	$0.53	12/16/18	1,953	(2)	$23,280
	115,050	—	$1.74	11/27/19	6,015	(3)	$71,699
	17,500	—	$4.18	12/1/20	15,966	(4)	$190,315
	61,875	28,125	$1.85	12/15/21	4,481	(5)	$53,414
	14,219	18,281	$2.59	12/17/22	29,325	(4)	$349,554
	—	17,250	$2.84	12/13/23	—		—

(1)	Calculated by multiplying the number of unvested shares by $11.92, the closing price per share of our common stock on the NASDAQ Global Market on September 30, 2014.
(2)	The total award vests over four years, with 25% vesting on the first anniversary of the date of grant and the remainder vesting quarterly thereafter over the next three years.
(3)	The total award vests over four years, with 25% vesting on the first anniversary of the achievement of a revenue-based performance goal and the remainder vesting quarterly thereafter over the next three years.
(4)	The total award vests over four years, with 25% vesting on the first anniversary of the date of grant and the remainder vesting annually thereafter over the next three years.

(5)	The total award vests over three years, with 50% vesting on the first anniversary of the achievement of a revenue-based performance goal and the remainder vesting annually thereafter over the next two years.
(6)	The total award vests over three years, with 50% vesting on the first anniversary of the achievement of a research and development related performance goal and the remainder vesting annually thereafter over the next two years.

Option Exercises and Stock Vested

The following table sets forth the vesting in fiscal 2014 of shares of restricted stock or restricted stock units held by the named executive officers, as well as the options exercised by our named executive officers during fiscal 2014.

	Option Awards		Stock Awards
Name and Principal Position	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
Keith A. Katkin,	392,212	$1,590,594	105,157	$690,352
President and Chief Executive Officer
Rohan Palekar,	25,000	$203,000	27,289	$202,013
Senior Vice President and Chief Commercial Officer
Joao Siffert, M.D.,	10,547	$35,045	37,094	$277,450
Senior Vice President, Research and Development, Chief Scientific Officer
Christine G. Ocampo,	55,000	$289,883	14,804	$92,877
Vice President, Finance

(1)	Amount represents the difference, if positive, between the fair value of the underlying common stock on the date of vesting and the exercise price of the award (if any); stock awards (granted as restricted stock units) do not have an exercise price.

Pension Benefits

We do not have a defined benefit plan. Our named executive officers did not participate in, or otherwise receive any special benefits under, any pension or defined benefit retirement plan sponsored by us during fiscal 2014.

Nonqualified Deferred Compensation

During fiscal 2014, our named executive officers did not contribute to, or earn any amount with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

Employment, Change of Control and Severance Arrangements

Change of Control Agreements. We have entered into change of control agreements with each of our named executive officers. The change of control agreements provide certain severance benefits to each officer if his or her employment is terminated within 12 months following a “change of control,” which shall have occurred if (i) any person or entity, including a group deemed to be a person under Section 14(d)(2) of the Exchange Act, becomes the “Beneficial Owner” (as defined in Rule 13d-3 under the Exchange Act) of securities of the Company representing 50% or more of the combined voting power of the Company’s securities entitled to vote in the election of directors of the Company; or (ii) as a result of or in connection with a proxy solicitation made by a third party pursuant to Regulation 14A of the Exchange Act, the individuals who were our directors immediately before the election cease to constitute a majority of the Board; or (iii) there occurs a reorganization, merger, consolidation or other corporate transaction to which we are a party and in which our stockholders immediately prior to such transaction do not, immediately after such transaction, own more than 50% of the combined voting power of the Company; or (iv) all or substantially all of the assets of the Company are sold, liquidated or distributed, other than in connection with a bankruptcy, insolvency or other similar proceeding, or an assignment for the benefit of creditors.

These severance benefits will be paid only if (i) the termination of employment occurs subsequent to the signing of an agreement, the consummation of which would result in a change of control, or within 12 months following the change of control, and (ii) the termination was without “cause” or was a “resignation for good reason” (as such terms are defined). If these conditions are met for a particular officer, he or she will receive severance payments equal to 18 months (for Ms. Ocampo) or 24 months (for Senior Vice Presidents and above) of base salary, plus an amount equal to the greater of (two times the greater of for Mr. Katkin) (A) the aggregate bonus payment(s) received by such officer in the Company’s preceding fiscal year or (B) the officer’s then-current target bonus amount; provided, however, that if the officer ceases to be employed due to a “disability change of control termination” (as defined in the change of control agreement), then the severance payment will be prorated by a fraction, the numerator of which is the number of days elapsed from the date of the change of control (or the signing of an agreement, the consummation of which will result in a change of control, if such death or disability occurs prior to the actual change of control) through the date of termination, and the denominator of which is 365. Additionally, the vesting of outstanding equity awards will accelerate and the officer will be entitled to up to 18 months (24 months for Mr. Katkin) of post-termination benefits continuation under COBRA.

Severance Benefits without a Change of Control. We have entered into severance arrangements with each of our named executive officers. The employment agreement with Mr. Katkin provides for certain severance payments and benefits, even in the absence of a change of control. Under the Mr. Katkin’s employment agreement, if the Company terminates Mr. Katkin’s employment without “cause” or Mr. Katkin terminates his employment for “good reason” other than under circumstances that would constitute a “change of control termination” (each, as defined in Mr. Katkin’s change of control agreement), then Mr. Katkin will be entitled to: (1) a lump sum payment equal to (i) 24 months of Mr. Katkin’s then-current annual base salary plus (ii) an amount equal to two times the greater of (a) the aggregate annual cash bonus payment(s) received by Mr. Katkin in the Company’s preceding fiscal year, or (b) Mr. Katkin’s target annual cash bonus amount; (2) accelerated vesting of all of Mr. Katkin’s unvested equity-based compensation awards; and(3) Company-paid COBRA coverage for up to 24 months following Mr. Katkin’s termination.

Severance agreements with named executive officers Mr. Palekar, Dr. Siffert and Ms. Ocampo, provide for severance payments and benefits in the event the Company terminates the officer without “cause” or if the officer resigns for “good reason” other than under circumstances that would constitute a “change of control” (each, as defined in the officer’s change of control agreement), then the officer would be entitled to: (1) a lump sum payment equal to (i) nine months of the officer’s annual base salary plus (ii) a pro-rated annual target cash bonus amount based on the officer’s service during the year of termination; and (2) Company-paid COBRA coverage for up to nine months following termination.

Change of Control Provisions in Equity Plans. Under the Company’s 2005 Equity Incentive Plan and 2014 Incentive Plan, in any change of control transaction (e.g., the acquisition of the Company by way of merger), if the successor corporation does not assume outstanding awards or issue substitute awards, then the vesting of such awards will accelerate so that they are fully exercisable. The Compensation Committee may also, in its discretion, elect to accelerate the vesting of any or all outstanding awards even if the successor corporation will assume such awards or provide for substitute awards. The vesting of certain options granted to non-employee directors under the 2005 Equity Incentive Plan and the 2014 Incentive Plan will automatically accelerate immediately prior to any change of control transaction. Additionally, the 2005 Equity Incentive Plan and the 2014 Incentive plan provide that if a successor corporation assumes outstanding awards (or issues replacement awards) and the award holder is terminated without cause within 12 months following the change of control, then the vesting of awards then held by that person will automatically accelerate. In the event of a proposed dissolution or liquidation of the Company, the Board may cause awards granted under the 2005 Equity Incentive Plan and the 2014 Incentive Plan to be fully vested and exercisable (but not after their expiration date) before the dissolution is completed, but contingent on its completion.

Compensation Actions Approved after 2014 Fiscal Year-End. On December 1, 2014, the Compensation Committee approved new employment and change of control agreements with Mr. Katkin. In addition, we entered into new change of control agreements and new severance letter agreements with Mr. Palekar, Dr. Siffert and Ms. Ocampo. Each of these new agreements are described herein.

Each executive has entered into a letter agreement acknowledging that the signing of the Merger Agreement, the consummation of the transactions provided for by the Merger Agreement, and/or any change in the executive’s position, authority, duties, reporting relationship or responsibilities that is caused by such signing or consummation solely by reason of the Company no longer being a publicly traded company, will not constitute “good reason” for purposes of these employment, change of control and severance agreements.

In connection with signing the Merger Agreement, we also entered into amendments to each named executive officer’s change of control agreement pursuant to which the named executive officer is entitled to receive a gross-up payment or reimbursement covering the executive for any excise tax (plus any related taxes resulting from such gross-up payment or reimbursement) imposed on the executive in connection with Section 280G of the Internal Revenue Code as a result of any compensation or benefits provided to the executive in connection with the Merger.

In addition, the Compensation Committee approved retention bonus awards in an amount equal to 65% (for Mr. Katkin) and 45% (for the other named executive officers) of the executive’s annual base salary that will be payable to each named executive officer if he or she remains employed through the six-month anniversary of the Merger closing date (or, if earlier, upon his or her death or disability).

The Compensation Committee also approved the payment of the portion of the named executive officers’ bonus corresponding to the first quarter of fiscal year 2015 (“2015 Q1 Bonus”). These bonuses will be paid within 30 days following the end of the first quarter of the Company’s 2015 fiscal year (i.e., December 31, 2014).

Name	2015 Q1 Bonus ($)
Keith Katkin	$109,687.50
Rohan Palekar	$45,503.76
Joao Siffert	$45,518.99
Christine Ocampo	$23,990.46

Potential Payments upon Termination or Change of Control

The table below shows the benefits potentially payable to each of our named executive officers if a change of control termination occurred on September 30, 2014 (after giving effect to the compensation actions taken by the Compensation Committee in November 2014 and by the Board of Directors on December 1, 2014, but not taking into account the Internal Revenue Code Section 280G gross-up amendment). The closing price per share of our common stock on The NASDAQ Global Market on September 30, 2014 (which was the last business day of fiscal 2014) was $11.92.

Name	Base Salary ($)(1)	Bonus Payment ($)	Accelerated Vesting of Options ($)(2)	Accelerated Vesting of Restricted Stock ($)(3)	COBRA Payment ($)(4)	Total ($)
Keith A. Katkin(5)	$1,350,000	$950,000	$3,571,396	$5,746,549	$45,818	$11,663,763
Rohan Palekar(6)	$808,956	$182,015	$1,753,966	$1,909,715	$34,364	$4,689,016
Joao Siffert, M.D.(7)	$809,226	$194,618	$1,598,615	$1,767,212	$34,364	$4,404,035
Christine G. Ocampo(8)	$442,901	$95,962	$645,480	$698,500	$34,364	$1,917,207

(1)	Reflects potential payments based on salaries as of October 1, 2014.
(2)	The value of the accelerated vesting equals the difference (if positive) between the option exercise price and the last reported stock price for fiscal 2014 ($11.92), multiplied by the number of options that would have been accelerated upon a change of control occurring on September 30, 2014.
(3)	The dollar value of restricted stock was calculated using the last reported stock price for fiscal 2014 ($11.92).
(4)	Represents Company-paid COBRA coverage for up to 24 months following termination for Mr. Katkin and up to 18 months following termination for the other named executive officers.
(5)	Based on 382,031 shares underlying unvested stock options and 482,093 shares of restricted stock outstanding as of September 30, 2014.
(6)	Based on 199,452 shares underlying unvested stock options and 160,211 shares of restricted stock outstanding as of September 30, 2014.
(7)	Based on 172,265 shares underlying unvested stock options and 148,256 shares of restricted stock outstanding as of September 30, 2014.
(8)	Based on 68,187 shares underlying unvested stock options and 58,599 shares of restricted stock outstanding as of September 30, 2014.

The table below shows the benefits potentially payable to the named executive officers if their employment was terminated on September 30, 2014 without cause or if the officer resigns for good reason in the absence of a change of control, (after giving effect to the compensation actions taken by the Compensation Committee in November 2014 and by the Board of Directors on December 1, 2014.)

Name	Base Salary Severance Benefit ($)(1)	Annual Bonus Severance Payment ($)(2)	Accelerated Vesting of Options ($)(3)	Accelerated Vesting of Restricted Stock ($)(4)	Cobra Payment ($)(5)	Total ($)(6)
Keith A. Katkin	$1,350,000	$950,000	$3,571,396	$5,746,549	$45,818	$11,663,763
Rohan Palekar	$303,358	—	$—	$—	$17,869	$321,227
Joao Siffert, M.D.	$303,460	—	$—	$—	$17,869	$321,329
Christine G. Ocampo	$221,450	—	$—	$—	$17,869	$239,319

(1)	Reflects potential payments based on salaries as of October 1, 2014.
(2)	For Mr. Katkin, the severance benefit for annual bonus is equal to two times the greater of (a) the aggregate annual cash bonus payment(s) received by Mr. Katkin in the Company’s preceding fiscal year, or (b) Mr. Katkin’s target annual cash bonus amount. For Mr. Palekar, Dr. Siffert and Ms. Ocampo, the severance benefit for annual bonus is equal to a pro-rated annual target cash bonus amount based on the officer’s length of service during the year of termination.
(3)	Based on 382,031 shares underlying unvested stock options as of September 30, 2014. The value of the accelerated vesting equals the difference (if positive) between the option exercise price and the last reported stock price for fiscal 2014 ($11.92), multiplied by the number of options that would have been accelerated upon a termination without cause or a resignation for good reason occurring on September 30, 2014.
(4)	Based on 482,093 shares of restricted stock outstanding as of September 30, 2014.The dollar value of restricted stock was calculated using the last reported stock price for fiscal 2014 ($11.92).
(5)	Represents Company-paid COBRA coverage for up to 24 months following termination for Mr. Katkin and up to 18 months following termination for the other named executive officers.
(6)	Excludes severance benefit for annual bonus for Mr. Palekar, Dr. Siffert and Ms. Ocampo as their severance benefit for annual bonus is equal to a pro-rated annual target cash bonus amount based on the officer’s length of service during the year of termination.

401(k) Plan

We have established and maintain a retirement savings plan under Section 401(k) of the Internal Revenue Code. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to a 401(k) plan. Our 401(k) plan permits us to make matching contributions on behalf of eligible employees, and we currently make these matching contributions up to a maximum amount of 50% of the first 4% of salary contributed to the plan per year. In fiscal 2014, the total value of the Company’s matching contributions on behalf of the named executive officers was $20,130.

Director Compensation

Non-Employee Director Compensation

A summary of the non-employee director compensation arrangements for fiscal 2014 is set forth below.

Retainer and Meeting Fees
Annual Board Retainer Fee:
All non-employee directors	$40,000
Annual Chairperson Retainer Fees:*
Chairman of the Board	$30,000
Audit Committee Chairperson	$25,000
Compensation Committee Chairperson	$15,000
Corporate Governance or Science Committee Chairperson	$10,000
Annual Committee Member Retainer Fees:*
Audit Committee	$10,000
Compensation Committee	$7,500
Corporate Governance or Science Committee	$5,000

*	These fees are in addition to the Annual Board Retainer Fee, as applicable.

Non-employee directors are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending Board and committee meetings and in attending continuing education seminars, to the extent that attendance is required by the Board or the committee(s) on which that director serves.

In fiscal 2014, the Company awarded restricted stock units representing 28,900 shares of common stock to each non-employee director. These awards vest over one year. The total grant-date value of these awards was $112,132, based on a closing stock price of $3.88 on the NASDAQ Global Market on the date of grant.

The Compensation Committee and the Board reassesses the appropriate level of equity compensation for non-employee directors on an annual basis. Future equity compensation payments will be determined on a year-by-year basis for the foreseeable future due to the volatility of the Company’s stock price.

The following table shows the compensation earned in fiscal 2014 to the Company’s non-employee directors.

Name	Fees Earned in Fiscal 2014	Stock Awards(1)	Total
Hans E. Bishop	$55,000	$112,132	$167,132
Mark H. Corrigan, M.D.(2)	$29,639	$175,134	$204,773
David J. Mazzo, Ph.D.	$60,000	$112,132	$172,132
Corinne H. Nevinny	$72,500	$84,196	$156,696
Dennis G. Podlesak	$52,500	$112,132	$164,632
Craig A. Wheeler	$87,500	$112,132	$199,632
Scott M. Whitcup, M.D.(3)	$27,500	$—	$27,500

(1)	The value of the stock awards has been computed in accordance with FASB ASC 718, excluding the effect of estimated forfeitures. Assumptions used in the calculations for these amounts are included in notes to our financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2014.
(2)	Dr. Corrigan was appointed to the Board effective March 2014.
(3)	Dr. Whitcup resigned from the Board effective January 6, 2014. Dr. Whitcup’s fees earned in fiscal 2014 include $13,750 paid in fiscal 2014 for services through September 30, 2013.

Director Ownership Guidelines

We have stock ownership guidelines for our non-employee directors requiring each non-employee director to hold a number of shares of Common Stock with a value equal to three times the amount of the annual cash retainer. Based on the cash retainer for fiscal 2014, this equated with a stock ownership target value of $120,000. For purposes of this requirement, a Director’s holdings include shares or units granted to the Director as compensation for Board service and shares or units held under a deferral or similar plan. A Director has five years from the date of (a) his or her first election as a Director or (b) if later, an increase in the amount of Avanir stock required to be held, to satisfy this ownership requirement.

Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year, no member of the Compensation Committee was a current or former officer or employee of Avanir. None of our executive officers served as a member of the compensation committee (or board of directors serving the compensation function) of another entity where such entity’s executive officers served on our Compensation Committee. Moreover, none of our executive officers served as a member of the compensation committee (or board of directors serving the compensation function) of another entity where such entity’s executive officers served on our Board.

Item 13.	Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Parties

Other than compensation arrangements described in Item 11. “Executive Compensation” we are not a party to any transactions between us and certain “related parties,” which are generally considered to be our directors and executive officers, nominees for director, holders of 5% or more of our outstanding common stock and members of their immediate families.

Related-Party Transaction Review and Approval

Our Board has adopted policies and procedures for the review and approval of related-party transactions and has delegated to the Corporate Governance Committee the authority to review and approve the material terms of any proposed related-party transactions. To the extent that a proposed related-party transaction may involve a non-employee director or nominee for election as a director and may be material to a consideration of that person’s independence, the matter may also be considered by the other disinterested directors.

Pursuant to our Code of Business Conduct and Ethics and our Corporate Governance Committee Charter, each of our executive officers and directors must disclose related-party transactions to our Corporate Governance Committee. In order to avoid conflicts of interest, our executive officers and directors may not acquire any ownership interest in any supplier, customer or competitor (other than nominal amounts of stock in publicly traded companies), enter into any consulting or employment relationship with any customer, supplier or competitor, or engage in any outside business activity that is competitive with any of our businesses, without first disclosing the proposed transaction. After the proposed transaction has been disclosed, a determination will be made by our Corporate Governance Committee as to what course to follow, depending on the nature or extent of the conflict. Furthermore, our executive officers and directors may not serve on any board of directors of any customer, supplier or competitor unless such board service has been disclosed to us and approved by our Board. Our Corporate Governance Committee has been delegated the task of reviewing other directorships and consulting agreements of Board members for conflicts of interest. All members of our Board are required to report annually all other directorships and consulting agreements.

In determining whether to approve or ratify a related-party transaction, the Corporate Governance Committee may consider, among other factors it deems appropriate, the potential benefits to us, the impact on a director’s or nominee’s independence or an executive officer’s relationship with or service to us, whether the related-party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. In deciding to approve a transaction, the Corporate Governance Committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related party in connection with its approval of any transaction. Any transactions involving the compensation of executive officers, however, are to be reviewed and approved by the Compensation Committee. If a related-party transaction will be ongoing, the Corporate Governance Committee may establish guidelines to be followed in our ongoing dealings with the related party. Thereafter, the Corporate Governance Committee, on at least an annual basis, will review and assess ongoing relationships with the related party to see that they are in compliance with the committee’s guidelines and that the related-party transaction remains appropriate.

Director Independence

We believe that the Company benefits from having a strong and independent Board. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with the Company that would affect his or her exercise of independent judgment. On an annual basis, the Board reviews the independence of all directors under guidelines established by NASDAQ and in light of each director’s affiliations with the Company and members of management, as well as significant holdings of Company securities. This review considers all known relevant facts and circumstances in making an independence determination. Based on this review, the Board has made an affirmative determination that all directors, other than Mr. Katkin, are independent. It was determined that Mr. Katkin lacks independence because of his status as the Company’s President and Chief Executive Officer.